FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 2, 2007 regarding completion of repurchase of own shares

2.	Press release dated April 6, 2007 regarding announcement on tender offer for Japan Servo by Nidec

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 12, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Completes Repurchase of Own Shares

Tokyo, April 2, 2007 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced that it repurchased its own shares on the stock market pursuant to the resolution of the Board of Directors on December 19, 2006. The repurchase of the Company’s own shares in accordance with the resolution of the above Board of Directors is completed as of the end of March 2007.

1.	Class of shares repurchased: Common stock of the Company

2.	Aggregate number of shares repurchased: 7,200,000 shares

3.	Aggregate amount of repurchase: 5,817,756,000 yen

4.	Period of repurchase: February 6, 2007 through February 8, 2007

5.	Method of repurchase: Purchase on Tokyo Stock Exchange

(Reference)

The resolution of the Board of Directors on December 19, 2006

(1)	Class of shares to be repurchased: Common stock of the Company

(2)	Aggregate number of shares to be repurchased: Up to 30 million shares

(3)	Aggregate amount of repurchase: Up to 20 billion yen

(4)	Period of repurchase: By the end of March 2007

(5)	Method of repurchase: Purchase on market

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FOR IMMEDIATE RELEASE

Hitachi Announcement on Tender Offer for Japan Servo by Nidec

Tokyo, Japan, April 6, 2007 — Hitachi, Ltd. (NYSE: HIT/ TSE:6501) today announced a change in the number of shares of Japan Servo Co., Ltd. (TSE:6585), a Hitachi subsidiary, that it will tender in response to a tender offer for the shares of Japan Servo by Nidec Corporation (NYSE: NJ / TSE:6594). The change has been made with respect to Hitachi's announcement of March 13 that it would tender 16,585,000 shares (46.47% of total shares issued) and would continue to hold 1,749,493 shares (4.90% of total shares issued) of Japan Servo.

1. Change in the number of shares tendered

Hitachi will tender a maximum of 18,202,000 shares (51.00% of total shares issued), in which case it will continue to hold 132,493 shares (0.37% of total shares issued) of Japan Servo.

2. Reason for change

Hitachi had planned to continue to hold 1,749,493 shares (4.90% of total shares issued) of Japan Servo even after the tender offer. However, in order to assure the success of the tender offer, Hitachi decided to tender a maximum number of shares corresponding to the number of shares to be purchased that is a condition to the completion of the tender offer.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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